UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-34984

First Majestic Silver Corp.

(Translation of registrant’s name into English)

Suite 1800 – 925 West Georgia Street

Vancouver, B.C. V6C 3L2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☑

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-273734).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated September 6, 2024
99.2	Agreement and Plan of Merger
99.3	Form of Support Agreement (D&O)
99.4	Form of Support Agreement (Electrum)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: September 6, 2024

By: /s/ Samir Patel
Name: Samir Patel
Title: General Counsel & Corporate Secretary